August 17, 2018



Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: RiverNorth Opportunistic Municipal Income Fund, Inc. (the "Fund") Registration Statement on Form N-2
       File Nos. 333-226273; 811-23366

Dear Mr. Warren:

We have reviewed the registration statement referenced above that was filed on July 20, 2018 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.
Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement. Registration Statement
Calculation of Registration Fee Under the Securities Act of 1933 (cover page) In a footnote to the "Amount Being Registered" column, disclose that Common Shares issued pursuant to the exercise of the underwriters' over-allotment option are also being registered.
Prospectus

Outside Front Cover

The Fund

Please add a brief statement that makes clear the reason for including at this juncture the cross-reference to the "Contingent Conversion Feature."

Principal Investment Strategies

Expand the disclosure to include a brief definition of the phrase
"exempt-interest dividends" that
appears in this section.
 Tactical Municipal Closed-End Fund Strategy

The disclosure states that the Tactical Municipal Closed-End Fund Strategy will seek to "(ii) derive value from the discount and premium spreads associated with closed-end funds." Please amplify the disclosure to identify the categories of "closed-end funds" to which the statement refers.

Municipal Income Bond Strategy

The disclosure states that the Fund may invest up to 30% of its Managed Assets in Municipal
Bonds that pay interest that may be includable in taxable income for purposes of the Federal alternative minimum tax. Expand the disclosure to clarify whether the 30% limit applies to the
Fund's investments under both the Tactical Municipal Closed-End Fund Strategy and the
Municipal Income Bond Strategy.

Expand the paragraph that begins with "You should read this prospectus" to include on the outside front cover all of the additional information that is required by Item 1.1.d. of Form N-2.

Please expand footnote (2) to the pricing table to provide a cross-reference to the section of the prospectus captioned "Additional Underwriter Compensation."

In your response letter, please confirm that all of the information that precedes the section captioned "Table of Contents" will appear on the outside front cover of the prospectus in at least
10-point type.

Contingent Conversion Feature (page iii)

The disclosure states that the Fund's Charter provides that, "during calendar year," the Fund will call a shareholder meeting for the purpose of voting to determine whether the Fund should convert to an open-end management investment company. Expand the disclosure to identify in which calendar year the Fund will call a shareholder meeting for this purpose. Also, clarify whether the Fund will not be required to call a meeting to vote on such proposal in subsequent calendar years should its shareholders fail to approve the proposal during the applicable calendar year.

Dividends and Distributions (page iv)

May the Contingent Quarterly Special Distribution be paid in respect of capital gains? If so, how will the payment of the Contingent Quarterly Special Distribution comply with the requirements of section 19 of the ICA?

Leverage (page iv)

The disclosure states that the Fund may enter into other transactions that have the effect of leverage, and that such other transactions "may" include tender option bond transactions.
Additionally, page 7 discloses that the Fund currently anticipates that leverage will initially be obtained through the use of proceeds received from tender option bond transactions. We also
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 note from the disclosure appearing on page 56 and elsewhere in the prospectus, that the Fund may invest in TOB Floaters and TOB Residuals, and that the Fund intends to utilize TOBs as a form of leverage. In your response letter, describe how the Fund will treat TOB Floaters, TOB
Residuals, both recourse and non- recourse, when determining its exposure to leverage, for purposes of segregating liquid assets and the asset coverage test under section 18(a)(1) under the
Investment Company Act of 1940 (the "ICA").

Prospectus Summary

Principal Investment Strategies and Policies (page 1)

May the Fund invest in entities that are excluded from the definition of "investment company" under the ICA solely by Section 3(c)(1) or Section 3(c)(7) of the ICA (typically private equity funds and hedge funds)? If it may, add disclosure stating that the Fund will limit its investment in such entities to no more than 15% of its net assets. In the alternative, confirm in your response letter that the Fund will not invest in such entities.

State Specific and Industry Risk (page 15)

The disclosure states that the Fund's overall exposure to a single industry or a single state of origin may be greater after factoring in the investments of the Underlying Funds, in which case the Fund may be more susceptible to adverse economic, political or regulatory occurrences affecting that particular state or industry. Please expand the prospectus disclosure to take into account the SAI disclosure which indicates that, to the extent that the Fund is aware of the investments held by the Underlying Funds, the Fund will consider such information when determining compliance with its fundamental investment restriction governing industry concentration.

Summary of Fund Expenses (page 36)

We note that most of the information in the fee table and Example is incomplete. Please provide us with the details of the Fund's fees, expenses and Example presentation as soon as they are available.

Footnote (4) states that the management fee and administration fee are charged as a percentage of the Fund's average daily Managed Assets, as opposed to net assets. Please expand the disclosure to highlight how Managed Assets are counted, per the terms of the Investment
Advisory contract, in respect of TOBs transactions. Specifically, how Managed Assets are calculated where the Fund's receives TOB securities upon a transfer of the Fund's portfolio assets, such as a Municipal Bond or other municipal securities, to the sponsor of the TOB vehicle, as described on page 46.

We note from footnote (5) that the "Leverage Costs" fee table line item assumes the use of leverage from the proceeds of tender option bond transactions using an assumed annual interest rate expense to the Fund. Clarify where in the Fund's fee table the other expenses of TOBs transactions are included, such as those expenses identified on page 47 related to remarketing, administration and trustee services to a TOB Issuer.
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 Net Asset Value (page 73)

In your response letter, please inform the staff whether the Fund's Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund's Board of Directors will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; "Compliance Programs of Investment
Companies and Investment Advisers," (December 17, 2003).

Dividend Reinvestment Plan (page 76)

Disclose that reinvested dividends increase the Fund's total Managed Assets on which a management fee is payable to Fund's Adviser.

Approval of Extraordinary Corporate Actions (page 80)

The disclosure presented in the section identifies various matters specified by the Fund's Charter as requiring either a favorable "supermajority" vote or a favorable "two-thirds" vote in order "to advise, approve, adopt or authorize" the matters identified. We note, however, that certain of the matters identified, as well as their related voting requirements, are specifically governed by the
ICA. Please reconcile, in each instance, the voting requirements specified by the Fund's Charter pertaining to those matters specifically governed by the ICA, with the applicable voting requirements specified by the ICA.

Underwriters (page 91)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

Additional Underwriter Compensation (page 91)

Please file the contracts described in this section as exhibits to the Fund's registration statement.

Statement of Additional Information

Investment Restrictions (page 1)

The second paragraph states that any of the Fund's fundamental investment restrictions that involve a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after and is caused by an acquisition or encumbrance of securities or assets of, or borrowings by, the Fund. Please note that, under the
ICA, the asset coverage requirement applicable to borrowings must be maintained on an ongoing basis. Accordingly, please revise the disclosure to reflect this requirement.

In the fourth enumerated fundamental policy, please insert the phrase "or group of industries" after the phrase "single industry."


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 The narrative disclosure supplementing the Fund's presentation of its fundamental investment restriction (4) states that the limitation on industry concentration will apply to municipal securities if the payment of principal and interest for such securities is derived "solely from" a specific project. In that situation, the Fund will consider such municipal securities to be in an industry. Please expand the disclosure to state that the industry of a non-governmental user or of a project being funded will be counted for concentration purposes where such securities are backed principally by non-governmental assets and revenues. In this regard, where a governmental entity commits to providing support only in case the assets and revenues of the non-governmental user are insufficient to satisfy the obligations under the debt, the debt is considered being backed "principally" by the revenues and assets of the nongovernmental user and, therefore, will be counted towards the industry of the user for concentration purposes.

Board Members and Officers (page 31)

Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus. In this regard, the section captioned "Director Qualifications" should present information for each director that briefly identifies the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. See Item 18.17 of Form N-2.

Signatures

Prior to effectiveness of the registration statement, the Fund must have a board of directors whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund's Board of Directors.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.


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 In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

                                                    Sincerely,

                                                   /s/ Dominic Minore

                                                    Dominic Minore
                                                    Senior Counsel




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